MillerKnoll Inc.
855 East Main Avenue
Zeeland, MI 49464

February 3, 2026

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: MillerKnoll, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2025
Filed July 21, 2025
File No. 001-15141

Dear Ms. Gilmore and Mr. Woody,

This response is provided by MillerKnoll, Inc. (the “Company”) to the comment contained in the letter of the Staff of the United States Securities and Exchange Commission (the “Commission”) to the Company, dated January 28, 2026, relating to the Company’s Form 10-K referenced above. The Company strives to meet the disclosure requirements of the Commission and has considered your comment very carefully.

We respectfully submit our response for your review.

Form 10-K for the Fiscal Year Ended May 31, 2025
Notes to the Consolidated Financial Statements
Note 13. Operating Segments, page 86

1.We note the disclosure of tables for adjusted cost of sales and adjusted operating expenses that each include subtotals. In future filings, please remove these totals as either does not appear to be a segment measure of profitability and would be considered a non-GAAP financial measure and should not be disclosed in the notes to the financial statements in accordance with Item 10(e)(1)(ii)(C).

Response: We respectfully acknowledge the Staff’s comment and will remove totals for both adjusted cost of sales and adjusted operating expenses from the operating segment note to the financial statements in future filings.

The Company is committed to serving its investors with accurate and understandable disclosures regarding its operations and financial condition. We appreciate the efforts of the Commission to assist us with that goal.

Please contact me by e-mail at kevin_veltman@millerknoll.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Kevin J. Veltman
Kevin J. Veltman
Chief Financial Officer
MillerKnoll, Inc.